Paul Hastings LLP

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September 23, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elfun Trusts – File Nos. 002-21301 and 811-00483
Elfun Diversified Fund – File Nos. 033-17093 and 811-05324
Elfun Income Fund – File Nos. 002-83041 and 811-03715
Elfun International Equity Fund – File Nos. 033-15071 and 811-05216
Elfun Tax-Exempt Income Fund – File Nos. 002-58407 and 811-02735
Elfun Money Market Fund – File Nos. 033-31205 and 811-05904

Ladies and Gentlemen:

On behalf of the various funds named above (collectively, the “Registrants”), we hereby respond to the oral comments provided on August 29, 2011 by Ms. Sheila Stout of the Securities and Exchange Commission’s (the “Commission”) staff with respect to the Form N-CSR for the period ended December 31, 2010, and certain other filings made by the Registrants.

Those comments are repeated below and organized in the same fashion as presented by Ms. Stout.

1.	Comment: Certain filings such as the recent Form N-PX appear to have been filed only for some but not all of the Registrants, or filed under only some but not all 811 numbers. Please confirm going forward that all required filings are submitted under all the 811 numbers for the Registrants.

Response: Comment accepted. Form N-PX was not filed with respect to the fixed-income Registrants for which no voting securities were held during the most recent period ended June 30, 2011 covered by that Form N-PX. All Registrants will submit the Form N-PX with respect to future periods.

2.	Comment: Please ensure that the management’s discussion and analysis of fund performance as required by Item 27(b)(7) of Form N-1A addresses the extent to which performance of any Registrant was materially affected by investments in derivatives. The Staff noted that certain Registrants invested in derivatives. Please also ensure that a similar discussion of any material effect of derivatives is included in the notes to the financial statements included in each affected Registrant’s annual report.

Response: Comment accepted. Each Registrant will consider the effect of derivatives on performance for future annual reporting periods and include disclosure as appropriate.

Securities and Exchange Commission

September 23, 2011

3.	Comment: For those Registrants that hold Preferred Stock, please disclose the dividend rate, if known, in the Schedule of Investments.

Response: Comment accepted. The affected Registrants will disclose known dividend rates on preferred stock listed in the Schedule of Investments.

4.	Comment: For any Registrant that makes a distribution, a portion of which represents a return of capital, please ensure that the required notice under Rule 19a-1 is timely sent.

Response: Comment accepted. Each Registrant will ensure that any distribution that is expected to include a return of capital will be accompanied by the notice required by Rule 19a-1.

5.	Comment: With respect to the Elfun Diversified Fund and the Elfun Income Fund, the expense ratios in the financial highlights for the year ended December 31, 2010 do not match the expense ratios in the fee and expense table. Please explain the discrepancy and correct or explain it in any future amendments to the affected disclosure documents.

Response: The Registrants acknowledge that the expense figures for the most recent fiscal year from the financial highlights should typically correspond to the ratios shown in the expenses table. Here, the disclosed ratios differ only by the amount of the “Acquired Fund Fees and Expenses” or “AFFE” added to the expense table as required by Form N-1A. That AFFE amount does not appear in the ratio disclosed in the financial highlights. For the year ended December 31, 2010, the Elfun Diversified Fund had an actual gross expense ratio of 0.75%, but a total expense ratio of 0.79% was disclosed in the expense table for the prospectus because of the addition of 0.04% of AFFE. That 0.04% was attributable to the Fund’s investment in an affiliated money market fund. Under a contractual arrangement, the investment adviser’s waiver of the management fee on amounts invested by the Fund in the affiliated money market fund had the effect of reducing the net expense ratio disclosed in the prospectus to 0.75%, which corresponds to the gross ratio shown in the financial highlights. Similarly, with respect to the Elfun Income Fund, an AFFE amount of 0.04% explains the difference between the financial highlights and the fee and expense table.

6.	Comment: With respect to the Elfun Income Fund, the portfolio turnover rate has been relatively high, consistently over 300%, for many years. For that reason, it appears that portfolio turnover or active trading is a principal strategy of the Fund. Please add a principal risk factor to the summary about the risks or consequences of high portfolio turnover.

Response: As required by Form N-1A, the summary section of the Registrant’s prospectus already contains disclosure about the turnover rate and the potential effects for this Fund. The turnover rate for this Fund is not part of a principal investment strategy. Rather, it is an incidental result. This Fund is a fixed income fund rather than an equity fund and, as a result, will normally tend to have a higher turnover rate given the nature of the fixed income instruments held by the Fund compared to an equity fund. Also, the impact of a higher turnover rate for a fixed income fund tends to be less significant than for an equity fund. Additionally, turnover is sometimes needed to reinvest assets upon the maturity of a portfolio holding, which generally is not the case for an equity-oriented fund. For these reasons, the Registrant respectfully declines to add the requested risk factor.

Securities and Exchange Commission

September 23, 2011

7.	Comment: With respect to the Elfun International Equity Fund and the Elfun Diversified Fund, please explain why in the Statement of Operations for the period ended December 31, 2010, the recouped expenses are reflected as a negative amount that reduces expenses when a recoupment of expenses by the adviser would normally increase expenses for the Fund.

Response: With respect to the Elfun International Equity Fund and Elfun Diversified Fund, the line item labeled “Expenses recouped by the adviser” under the Statement of Operations section of the Funds’ annual report for the period ended December 31, 2010 was incorrectly labeled. The line item instead should have been labeled “Expenses reimbursed by the adviser.”

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We also hereby provide the following statements on behalf of the Registrants:

—	The Registrants are responsible for the adequacy and accuracy of the disclosure in their filings;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: GE Asset Management Incorporated